Exhibit 99.3

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

x
CASCAL N.V.,		:
:
	Plaintiff,	:
:
v.		:	No. 10 Civ. 3613 (LAK)
:
SEMBCORP UTILITIES PTE LTD.,		:	ECF Case
SEMBCORP INDUSTRIES LTD.,		:
BIWATER INVESTMENTS LTD., and		:
BIWATER HOLDINGS LIMITED,		:
:
	Defendants,	:
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SUPPLEMENTAL DECLARATION OF LAWRENCE MAGOR

1. I am the Chief Executive Officer of the Biwater Group and a member of the Board of Directors of Cascal N.V. I have reviewed the Declaration of Alan N. Waxman. I submit this declaration in response to Mr. Waxman’s declaration and in opposition to Cascal’s motion for a preliminary injunction. The declaration is based on my personal knowledge.

2. Mr. Waxman finds it significant that, in an email dated December 22, 2009, I agreed that the “letter dated 14 December 2009 from Sembcorp to HSBC (the ‘Offer Letter’) does not constitute a General Offer Event.” Waxman Decl. ¶ 16 & Exs. E, C. This statement in my email pertained only to whether Biwater or Cascal would be responsible under our November 9, 2009 letter agreement (the “Letter Agreement”1) for the costs associated with Sembcorp’s offer letter. By agreeing that Sembcorp’s offer letter was not a “General Offer Event,” I did not state and did not intend to convey that the offer letter did not present an “Equivalent Offer”

1	The Letter Agreement is Exhibit 1 to the Declaration of Won S. Shin (May 15, 2010).

under Paragraph (e) of the Letter Agreement. Rather, the reason the offer letter was not a “General Offer Event” under Paragraph (h) of the Letter Agreement was because it was not received by or on behalf of Cascal, and, as Mr. Waxman himself had stated in his email to me on December 21, 2009, it was not a bona fide offer. Waxman Decl., Ex. D. It was not a bona fide offer because it was conditioned on a number of additional events.

3. Mr. Waxman cites an email that he sent me on March 19, 2010 (incorrectly dated March 19, 2009 in his declaration), in which he states his belief that Sembcorp’s offer letter of March 7, 2010 did not constitute a “General Offer Event.” Waxman Decl. ¶ 19 & Exs. J, H. Mr. Waxman’s email did not express any basis for that belief, and because at that time I was not interested in disputing whether Cascal or Biwater should be responsible under the Letter Agreement for the costs related to Sembcorp’s March 7 offer, I did not pursue the issue.

4. In Paragraph 17 of his declaration, Mr. Waxman cites my email to Cascal CEO Stephane Richer dated January 27, 2010. Waxman Decl., Ex. F. That email set forth a timeline for a potential offer from Sembcorp. It stated that on February 25, 2010, Sembcorp’s Kin Fei “will be looking to confirm at the Sembcorp board meeting that he has the agreement of the boards of Cascal and Biwater and that the VTO can be launched immediately.” Mr. Waxman interprets this message as reflecting an understanding at Biwater that Cascal’s “consent” would be required before Sembcorp could proceed with the offer it was then considering, for reasons having to do with the “same terms” language in Paragraph (e) of the Letter Agreement.

5. Mr. Waxman misinterprets my email to Mr. Richer. My reference to an “agreement” of the Cascal board reflected only the hope of both Biwater and Sembcorp that the potential offer by Sembcorp would proceed with the approval and recommendation of Sembcorp’s board, as the endorsement of Cascal’s board would increase the probability of a successful transaction. My email did not state and was not intended to convey anything about the “same terms” language of the Letter Agreement, nor anything about any requirement of consent from Cascal before a Sembcorp offer could proceed.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed on May 17, 2010
In Dorking, Surrey, UK.

Lawrence Magor